November 30, 2009

VIA EDGAR

Valerie Lithotomos
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust
File Nos.: 811-22338; 333-162441

Dear Ms. Lithotomos:

This letter responds to written comments you provided to us on November 30, 2009, concerning the initial registration statement of Legg Mason Global Asset Management Trust (the “Registrant”).  Your comments relate to the Registrant’s initial registration statement on Form N-1A, filed on October 13, 2009, concerning three new series of the Registrant, Legg Mason International Opportunities Bond Fund (“Bond Fund”), Legg Mason Manager Select Large Cap Growth Fund (“Growth Fund”) and Legg Mason Manager Select Large Cap Value Fund (“Value Fund”) (collectively, the “Funds”).  The responses are reflected in Pre-Effective Amendment No. 1 to the Registrant’s registration statement to be filed with the Securities and Exchange Commission (“SEC”) today (the “PEA”).

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Registrant’s response to the comment.

Prospectus

General

1.
Comment: The registration statement was filed on the amendments to Form N-1A, effective March 31, 2009.  Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 “may not include disclosure other than that required or permitted by those Items.”  Please review those Items to ensure that there is no extraneous information.

Response: We have reviewed Items 2-8 of Form N-1A and confirm that with respect to each prospectus, there is no extraneous information included in response to these items.

November 30, 2009

2.	Comment: Please disclose what is meant by “investment grade” when the term is first used.

Response: The Registrant has added the following sentence where “investment grade” first appears in the Bond Fund prospectus:

Investment grade securities are securities rated at the time of purchase by a nationally recognized statistical ratings organization (“NRSRO”) within one of the top four categories, or, if unrated, judged by the adviser to be of comparable credit quality. Securities rated in the lowest category of investment grade (BBB or Baa) are deemed to have speculative characteristics.

3.
Comment:  Please disclose the parameters of the “wrap programs” in the prospectus for the Bond Fund.  Also, please explain what, if any, additional fees the shareholder will pay for participating in such program.

Response:  In response to Comment 9 below, the Registrant has deleted from the “Shareholder fees” table footnote 2 that references “wrap programs.”  Additionally, the Registrant has modified the last sentence of the “How to redeem your shares – Redemption Fee” section as follows:

This fee will be waived for certain approved mutual fund asset allocation programs (“wrap programs”) that have prior arrangements with the fund.  Please contact your Financial Adviser for information regarding wrap program fees.

4.	Comment: (a) Please include a statement that there is no guarantee that the Fund’s investment objective will be achieved. (b) Also, please clarify which strategies are principal and which are not.

Response: (a) The Registrant has added the following sentence to the “Certain risks” section for each Fund: “There is no assurance that the fund will meet its investment objective.”

(b) The principal investment strategies of each Fund are disclosed in the section of its prospectus entitled “Principal investment strategies.”  Additional information regarding the investment strategies of Growth Fund and Value Fund is disclosed in the sections of the Funds’ prospectus entitled “More on Legg Mason Manager Select Large Cap Growth Fund’s investment strategies and investments” and “More on Legg Mason Manager

November 30, 2009

Select Large Cap Value Fund’s investment strategies and investments”, respectively. Additional information regarding Bond Fund’s investment strategies is disclosed in the section of its prospectus entitled “More on the fund’s investment strategies, risks and investments – MORE ON PRINCIPAL INVESTMENT STRATEGIES.”  For clarification, the Registrant has changed the name of this section in the Bond Fund prospectus from “MORE ON PRINCIPAL INVESTMENT STRATEGIES” to “MORE ON INVESTMENT STRATEGIES AND INVESTMENTS”.

Investment Objective

5.
Comment:  Given that the investment objective for the Growth Fund and the Value Fund is the same (long-term growth of capital), please briefly disclose why a shareholder would choose to invest in one versus the other.

Response:  The Registrant has added the following sentence to the end of the first paragraph of the “Principal investment strategies” section for Growth Fund: “The fund generally follows a growth discipline in selecting securities.”  Additionally, the Registrant has added the following sentence to the end of the first paragraph of the “Principal investment strategies” section for Value Fund: “The fund generally follows a value discipline in selecting securities.”

Principal Investment Strategies

6.	Comment: In the Bond Fund’s prospectus, please disclose the percentage of investments in U.S. currency, and how investing in currency will further the Bond Fund’s investment objective.

Response: The Bond Fund will not invest directly in U.S. currency.  As such, the Registrant has deleted the following sentence from the Bond Fund’s prospectus:  “The fund will also invest in U.S. currency.”

7.
Comment:  Please clarify what is meant by investing “significantly” in certain investments, and how investing “significantly” in each type of investment comports with the investment objective of each Fund.

Response:  In the Growth Fund prospectus, the section entitled “More on Legg Mason Manager Select Large Cap Growth Fund’s investment strategies and investments –ClearBridge Aggressive Growth strategy” states: “[h]owever, because higher earnings growth rates are often achieved by small to medium-sized companies, a significant portion of the portfolio’s assets may be invested in the securities of such companies”

November 30, 2009

(emphasis added).  The Registrant notes that the “Principal investment strategies” section states: “The fund may invest up to 20% of its net assets in small- and mid- capitalization companies.”  The portfolio managers believe that these investments may help the Fund achieve its objective of long-term growth of capital because higher earnings growth rates are often achieved by such companies.  Additionally, the Registrant notes that the statement noting that a significant portion of the fund’s assets may be invested in small- and mid- capitalization companies only applies to the portion of the assets managed in the ClearBridge Aggressive Growth strategy (approximately 30% of the Fund’s assets under normal market conditions).

In the Bond Fund prospectus, the section entitled “Principal investment strategies” states: “[t]he fund may invest significantly in derivatives for both hedging and non-hedging purposes, including for purposes of enhancing returns” (emphasis added). The Fund may invest in derivatives for both hedging and non-hedging purposes to the extent deemed necessary or desirable by the portfolio managers to help achieve the Fund’s objective of maximizing total return consisting of income and capital appreciation.  The Fund uses derivatives to attempt to hedge against movements in the values of the foreign currencies in which its securities are denominated or to attempt to enhance its return or yield.  The Fund may also use derivatives to hedge against the interest rate risk associated with its investments.

8.	Comment: In the Growth Fund and Value Fund, please define “large cap” and disclose how the advisers will determine which portfolio securities to purchase and sell.

Response: The sections of the prospectus entitled “More on Legg Mason Manager Select Large Cap Growth Fund’s investment strategies and investments – Large Capitalization Companies” and “More on Legg Mason Manager Select Large Cap Value Fund’s investment strategies and investments – Large Capitalization Companies” define large-capitalization companies as follows:

Large-capitalization companies are those companies with market capitalizations similar to companies in the Russell 1000® Index (“Index”).  The size of the companies in the Index changes with market conditions and the composition of the Index. As of May 31, 2009, the largest market capitalization of a company in the Index was approximately $338.4 billion and the smallest market capitalization of a company in the Index was approximately $829 million.

The sections of the prospectus entitled “More on Legg Mason Manager Select Large Cap Growth Fund’s investment strategies and investments – Multi-Manager Approach” and

November 30, 2009

“More on Legg Mason Manager Select Large Cap Value Fund’s investment strategies and investments – Multi-Manager Approach” describe how portfolio securities are selected by the adviser and each subadviser for Growth Fund and Value Fund, respectively.

Fees and Expenses of the Fund

9.	Comment: Please replace the phrase “The accompanying tables describe” with “This table describes.”

Response:  In each Fund’s prospectus, the Registrant has replaced “[t]he accompanying tables describe” with “[t]he accompanying table describes” in the introductory text to the fee table. In a telephone conversation with you on November 30, you agreed that this revised formulation was acceptable.

9a.
Comment:  (a) Delete footnotes 1, 2, and 4 in the summary prospectuses.  See Comment 1, above.  (b) In footnote 2 to the fee table for the Bond Fund, please disclose the fees associated with the “wrap programs.”  Also, the prospectus must disclose what is meant by certain approved mutual fund asset allocation programs, i.e., whether they are affiliated with the Trust. Also, please disclose the parameters of the wrap program in the prospectus, where appropriate.

Response:  (a) The Registrant has deleted footnotes 1 and 2 from the “Shareholder fees” table in the Bond Fund prospectus.  However, to alert investors that Class A may charge a deferred sales charge in certain circumstances, that the deferred sales charge on Class C will be reduced over time, and that the redemption fee only applies to shares redeemed or exchanged within 60 days of purchase, the Registrant has made the following changes to the line item disclosure in the “Shareholder fees” table:

	•	Class A’s deferred sales charge has been changed from “None” to “Generally none”.
	•	The following disclosure has been added to the end of the line item caption “Maximum deferred sales charge (load)”: “(may be reduced over time)”.
•
The following changes have been made to the “Redemption fee” line item caption: “Redemption fee (as a percentage of amount ~~redeemed, if applicable) (on~~ of shares redeemed or exchanged within 60 days of purchase)”

Footnote 4 to the “Annual fund operating expenses” table in the Bond Fund prospectus has not been deleted.  Item 3, Instruction 3(e) to Form N-1A states that a registrant should disclose certain information about a “fee waiver arrangement that will reduce any

November 30, 2009

Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement” that is disclosed in the “Annual fund operating expenses” table.  Bond Fund’s “Annual fund operating expenses” table describes such an arrangement, which cannot be terminated prior to December 31, 2011 without the Fund Board’s consent.  Accordingly, footnote 4 is included to provide additional information about this arrangement. In a telephone conversation with you on November 25, you agreed that retaining the footnote was appropriate. Please note that Comment 10 below provides additional information regarding revisions the Registrant has made to footnote 4.

(b) The Registrant has deleted footnote 2 to the fee table in the Bond Fund prospectus, the last sentence of which read “The fee will be waived for certain approved mutual fund asset allocation programs (“wrap programs”).” Please note that Comment 3 above provides additional information regarding revisions the Registrant has made to disclosure regarding certain approved mutual fund asset allocation programs (“wrap programs”).

10.
Comment:  Please delete the term “waiver” in the Bond Fund’s footnote 4, given the recapture.  Also, please shorten footnote 4 to show the limit in effect when the recapture amount is paid to the advisor.

Response: The Registrant has revised the footnote to the Bond Fund prospectus’s “Annual fund operating expenses” table as follows:

The manager has agreed to ~~waive~~ forgo fees and/or reimburse operating expenses (other than interest, brokerage, dividend expense on short sales, taxes and extraordinary expenses)~~, subject to recapture as described below. As a result, net~~  so that total annual operating expenses are not expected to exceed the amount shown in “Total annual fund operating expenses after forgoing fees and/or reimbursing expenses (subject to recapture)” ~~“Net expenses”~~ above for the class indicated. This arrangement cannot ~~is expected to continue until December 31, 2010, may~~ be terminated prior to December 31, 2011~~by agreement of the manager and~~ without the ~~fund’s~~ Board of Trustees’ consent.~~, and may be terminated at any time after that date by the manager~~. ~~The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time.~~ The manager is ~~also~~ permitted to recapture amounts ~~waived~~ forgone or reimbursed to ~~the fund~~ a class within three years after the year in which the manager earned the fee or incurred the expense if the ~~fund’s~~ class’ total annual operating expenses have fallen to a level below the limit described above. ~~In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s class’ total annual operating expenses exceeding this limit or any other limit then in effect.~~

November 30, 2009

Additionally, the Registrant has changed the following line item captions of the table:

• “Less fee wavier and/or expense reimbursement” has been changed to “Fees forgone and/or expenses reimbursed (subject to recapture)”.
• “Net expenses” has been changed to “Total annual fund operating expenses after forgoing fees and/or reimbursing expenses (subject to recapture)”.
The Registrant notes that it has added additional information regarding the expense limitation at the end of the “More on management” section as follows:

Expense Limitation:

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, dividend expense on short sales, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses in the “Annual fund operating expenses” table are not expected to exceed the amount shown in “Total annual fund operating expenses after forgoing fees and/or reimbursing expenses (subject to recapture)” for each class indicated. This arrangement is expected to continue until December 31, 2011, may be terminated prior to that date by agreement of the manager and the Board, and may be terminated at any time after that date by the manager. The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts forgone or reimbursed to a class within three years after the year in which the manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding this limit or any other limit then in effect.

10a.	Comment: In the Growth Fund and Value Fund, please remove the term “waive” and shorten the contractual waiver until 2010, given only the board of directors can terminate amounts subject to recapture.

Response: The Registrant has revised the footnote to the Growth Fund and Value Fund prospectus’s “Annual fund operating expenses” table as follows:

November 30, 2009

The manager has agreed to ~~waive~~ forgo fees and/or reimburse operating expenses (other than interest, brokerage, dividend expense on short sales, taxes and extraordinary expenses)~~, subject to recapture as described below. As a result, net~~  so that total annual operating expenses are not expected to exceed the amount shown in “Total annual fund operating expenses after forgoing fees and/or reimbursing expenses (subject to recapture)” ~~“Net expenses”~~ above for the class indicated. This arrangement cannot ~~is expected to continue until December 31, 2010, may~~ be terminated prior to December 31, 2011~~by agreement of the manager and~~ without the ~~fund’s~~ Board of Trustees’ consent.~~, and may be terminated at any time after that date by the manager~~. ~~The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time.~~ The manager is ~~also~~ permitted to recapture amounts ~~waived~~ forgone or reimbursed to ~~the fund~~ the class within three years after the year in which the manager earned the fee or incurred the expense if the ~~fund’s~~ class’ total annual operating expenses have fallen to a level below the limit described above. ~~In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s class’ total annual operating expenses exceeding this limit or any other limit then in effect.~~

Additionally, the Registrant has changed the following line item captions of each table:

•	“Less fee wavier and/or expense reimbursement” has been changed to “Fees forgone and/or expenses reimbursed (subject to recapture)”.
•	“Net expenses” has been changed to “Total annual fund operating expenses after forgoing fees and/or reimbursing expenses (subject to recapture)”.
The Registrant notes that it has added additional information regarding the expense limitation at the end of the “More on management” section of the Prospectus as follows:

Expense Limitation:

The manager has agreed to forgo fees and/or reimburse operating expenses (other than interest, brokerage, dividend expense on short sales, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses in the “Annual fund operating expenses” tables are not expected to exceed the amount shown in “Total annual fund operating expenses after forgoing fees and/or reimbursing

November 30, 2009

expenses (subject to recapture)” for each class indicated. This arrangement is expected to continue until December 31, 2011, may be terminated prior to that date by agreement of the manager and the Board, and may be terminated at any time after that date by the manager. The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts forgone or reimbursed to a class within three years after the year in which the manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limit described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding this limit or any other limit then in effect.

Principal investment strategies
10b.	Comment: Given that the Growth Fund will invest in ETFs, please disclose any applicable acquired fund fee expenses in the fee table.

Response: The estimated "Acquired Fund Fees and Expenses" to be incurred indirectly by the Fund as a result of investment in shares of one or more "Acquired Funds" are not expected to exceed 0.01% of average net assets of the Fund. As such, pursuant to Instruction 3(f)(i) of Item 3, such fees are included under the subcaption "Other expenses" in the "Annual fund operating expenses" table in the Fund's prospectus.

11.	Comment: Please label the below investment grade securities as “junk.”

Response: The Registrant notes that the section of the Bond Fund prospectus entitled “More on the fund’s investment strategies, risks and investments – MORE ON THE RISKS OF INVESTING IN THE FUND – Credit risk” states: “[d]ebt securities rated below BBB/Baa, commonly known as ‘junk bonds,’ are subject to greater levels of credit risk.”  For clarity, the Registrant has also modified the following sentence that appears in the “Principal investment strategies” section as follows:

The fund will invest in both investment grade and below investment grade securities, and intends to invest less than 35% of its total assets in below investment grade securities (commonly known as “junk bonds”).

11a.	Comment: Please disclose how investing in emerging markets debt is consistent with securities of fixed income securities of foreign issuers located in developed countries.

Response:  The portfolio managers believe that these investments may help the Bond Fund achieve its objective to maximize total return consisting of income and capital appreciation because emerging market debt securities may offer investors a beneficial combination of attractive valuations, risk profiles, and investment return potential.  The Registrant notes that, as stated in the Bond Fund’s prospectus, “[t]he fund will normally invest a minimum of 80% of its total assets in debt securities of issuers located in developed market countries.” As such, the Fund normally will not invest more than 20% of its total assets in emerging markets debt securities.

November 30, 2009

11b.	Comment: (a) Please indicate how the investment adviser will determine which securities to buy and sell. (b) Also, please state whether derivatives will count toward the 80% policy.

Response: (a) The section of the Bond Fund prospectus entitled “More on the fund’s investment strategies, risks and investments – MORE ON INVESTMENT STRATEGIES AND INVESTMENTS – Selection Process” describes how portfolio securities are selected by the adviser.

(b)  The Registrant notes that derivatives will count toward the Bond Fund’s 80% investment policies.  For clarification, the Registrant has added the following to “More on the fund’s investment strategies, risks and investments – MORE ON INVESTMENT STRATEGIES AND INVESTMENTS” in the Bond Fund prospectus:

Derivatives

The fund will not use derivatives to incur a type or amount of risk exposure that it could not incur directly.  For purposes of the investment limitations set forth in this Prospectus and in the SAI, the fund will consider an instrument, including a synthetic instrument, to be equivalent to a security if, in the judgment of the adviser it has economic characteristics similar to that security. For example, the fund will consider an instrument, including a synthetic instrument (such as a future or swap), to be a fixed income security if, in the judgment of the adviser it has economic characteristics similar to fixed income securities.

11c.	Comment: In the Growth Fund, please disclose why it is appropriate to have an international/global adviser given the fund may invest up to only 20% in foreign companies.

Response: Although the adviser’s name is Legg Mason Global Asset Allocation, LLC, the adviser has experience managing and advising funds that pursue both domestic and international strategies.  The Registrant believes that Legg Mason Global Asset Allocation, LLC is well suited to carry out Growth Fund’s investment strategies.

Certain risks

12.	Comment: Please disclose how derivative instruments and hedging transactions relate to a principal strategy to invest in foreign debt securities.

November 30, 2009

Response:  Bond Fund uses derivatives to attempt to hedge against movements in the values of the foreign currencies in which its securities are denominated or to attempt to enhance its return or yield.  For example, the Fund may use derivatives to attempt to limit the negative effect on the Fund’s investment returns that may result from changes in the relative values of the currencies in which its holdings are denominated compared to the U.S. dollar.  The Fund may also use derivatives to hedge against the interest rate risk associated with its investments.

13.
Comment: The risk section describes certain risks, e.g., foreign investments, ETFs, convertible securities, short sales, derivatives, that are not described in the principal investment strategies section.  Please explain why there is no disclosure in the strategies section.

Response: No change has been made with respect to this comment.

Growth Fund and Value Fund

With respect to the Growth Fund and Value Fund, the Registrant notes that the “Certain risks” section for each Fund and the “More on the funds’ risks” section discusses the risks associated with exchange-traded funds (“ETFs”) and convertible securities even though the “Principal investment strategies” section for each Fund does not mention these investments by name.  However, the Registrant notes that the “Principal investment strategies” sections disclose that the Funds “will invest in equity securities.”  “Equity securities” is defined for each Fund in the “More on Legg Mason Manager Select Large Cap [Growth/Value] Fund’s investment strategies and investments – Equity Securities” sections to include, among other investments, ETFs and convertible securities.

The Registrant also notes that disclosure regarding the risks of foreign investments, short sales and derivatives is included in the “Certain risks” section for each Fund and the “More on the funds’ risks” section.  The Registrant believes this disclosure is appropriate because the “Principal investment strategies” section for each Fund states: “The fund may also invest up to 20% of its net assets in securities of foreign companies.  Further, the fund may engage in short sales of securities and other instruments. . . . The fund may also invest in derivatives such as futures and options, to attempt to enhance its return, or to hedge its investments, among other things.”

November 30, 2009

Bond Fund

With respect to the Bond Fund, the Registrant notes that the “Certain risks” section and the “More on the fund’s investment strategies, risks and investments – MORE ON THE RISKS OF INVESTING IN THE FUND” section discuss the risks of investing in foreign investments, convertible securities and derivatives.  The Registrant believes this disclosure is appropriate because the “Principal investment strategies” section states: “The fund will normally invest its assets primarily in debt and fixed income securities of foreign issuers located in developed countries. . . . Fixed income securities in which the fund may invest include . . . convertible and non-convertible notes . . . . The fund may engage in a variety of transactions using “derivatives” such as futures, options, forward foreign currency transactions and swaps.”

13a.
Comment: (a) Please remove the statement that other factors could adversely affect your investment, or disclose the factors. In a telephone conversation on November 30, you also requested that we delete "and other" from the second to last sentence of the "Certain risks" sections. (b) Also, please inform the staff whether the IRA and other retirement plans can be combined into a section labeled “Other Retirement Plans.”

Response: (a) The second to last sentence of the “Certain risks” section(s) in each prospectus has been revised and the last sentence of the section(s) has been deleted as shown below:

These ~~and other~~ risks are discussed in more detail in this Prospectus or in the SAI.

~~Please note there are many other factors that could adversely affect your investment and that could prevent the fund from achieving its objective.~~

(b) In the “Investment minimum” table, the Registrant has included separate line items for IRAs and Other Retirement Plans because these types of accounts have different investment minimums for certain classes.  For example, in the Bond Fund prospectus, Class A has a $250 minimum initial investment for IRA, whereas Other Retirement Plans do not have a minimum initial investment. As we discussed in a telephone conversation on November 30, the Registrant does not believe those line items should be combined.

Shareholder eligibility

14.
Comment: Please disclose when and how shareholders will be notified of revisions to the minimum initial investment requirement and other eligibility requirements, given that they can be revised “at any time.”

November 30, 2009

Response: In the event that the minimum initial investment requirement or other eligibility requirements are changed, the Registrant will supplement the appropriate prospectus to ensure that prospective shareholders receive notification.  The Registrant will also distribute the supplement to existing shareholders.

Purchasing Shares

15.
Comment:  Please clarify that since a “Financial Adviser” is an agent of the Fund, orders received by the Financial Adviser at the close of regular trading will be treated as if received by the Fund at the close of regular trading.  In other words, please remove the phrase “and communicated to the fund on the following business day.”

Response:  The Registrant has removed “and communicated to the fund on the following business day” in the “How to invest – Additional Information About Purchases” and “How to redeem your shares – Additional Information About Redemptions” sections of the Funds’ prospectuses, as requested.

16.	Comment: Please add that for purchases and redemptions of shares, the investor receives the NAV next determined, i.e., 4:00 PM, unless the NYSE closes early.

Response:  No change has been made with respect to this comment.  The Registrant notes that the following disclosure is included in the section entitled “Account policies – Calculation of Net Asset Value” in each prospectus: “You may buy, exchange or redeem shares at their net asset value next determined after receipt of your request in good order, adjusted for any applicable sales charge. . . . [Each/The] fund calculates its net asset value every day the Exchange is open. [Each/The] fund generally values its securities and other assets and calculates its net asset value as of the close of regular trading on the Exchange, normally at 4:00 p.m. (Eastern time).  If the Exchange closes at another time, [each/the] fund will calculate its net asset value as of the actual closing time. The Exchange is closed on certain holidays listed in the SAI.”

Performance of Related Funds and Accounts

17.
Comment:  Please disclose whether the International Opportunities Fixed Income Composite (“Composite”) is similarly managed as the Bond Fund, and whether Brandywine Global also manages other funds similar to the Bond Fund.

Response: All funds and separate accounts managed by Brandywine Global with investment objectives, policies and strategies that are substantially similar to the Fund are included in the Composite. For

November 30, 2009

clarity, the Registrant has revised the relevant disclosure in the “Related performance” section as follows:

Brandywine Global manages other funds and separate accounts with investment objectives, policies and strategies that are substantially similar to the fund (“International Opportunistic Fixed Income Accounts”).  Below you will find information about the prior performance of the funds and separately managed accounts comprising the International Opportunistic Fixed Income Composite (“Composite”).  The Composite includes all International Opportunistic Fixed Income Accounts.  These are fully discretionary, fee-paying~~,~~ and actively managed ~~International Opportunistic Fixed Income~~ accounts with a minimum market value of $3 million ~~with~~ and with flexible country, yield and/or credit quality mandates ~~and which are managed with strategies substantially similar to those used in managing the fund~~.

18.
Comment:  (a) Please disclose the rationale for choosing the Composite to show the adviser’s performance.  (b) Also, please disclose what is meant by the Composite “return also contains accounts no longer with the firm.”

Response:  (a) Because the Fund is new and has no prior performance record, the Registrant believes that potential shareholders who are making an investment decision would benefit from knowing the prior performance of other funds and separate accounts managed by Brandywine Global with investment objectives, policies and strategies that are substantially similar to the Fund.  As discussed in Comment 17, the Composite is comprised of all such accounts and funds.

(b)  This disclosure means that the Composite includes the performance of all relevant accounts managed by Brandywine Global, including the performance of accounts that no longer exist.  Performance is only included for periods that Brandywine Global acted as manager of the account.  The Registrant further notes that the Composite returns are calculated in compliance with GIPS® standards which require terminated accounts to be included in the Composite.

Multi-Manager Approach (Growth Fund and Value Fund)

19.
Comment:  (a) Please reconcile in the first paragraph of this section the discussion of three investment strategies among two subadvisers, when it appears that the funds have four different strategies utilized by three subadvisers.  (b) Also, please reconcile this disclosure with the section titled “Subadvisers” that lists five subadvisers.  (c) Also, in the

November 30, 2009

list of “Portfolio Managers,” please disclose the titles and remove any redundant information.

Response:  (a) The relevant language in this section states that “the fund’s assets are normally allocated among three investment strategies (managed by two different subadvisers) and the Legg Mason Global Asset Allocation “completion portfolio” (managed by the fund’s adviser).”  As the language states, there are two subadvisers and one adviser managing a total of four investment strategies.

(b) Each fund has one manager, one adviser and four subadvisers.  As noted in the prospectus in the third paragraph of the “More on Legg Mason Manager Select Large Cap [Growth/Value] Fund’s investment strategies and investments – Multi-Manager Approach” section, “LMGAA may allocate a portion of [each] fund’s assets to the following subadvisers, either in place of or in addition to the subadvisers named above: Batterymarch Financial Management, Inc. and Legg Mason Capital Management, Inc.”  No assets are currently allocated to these subadvisers.  In the event that assets are allocated to these subadvisers in the future, the Registrant would file a prospectus supplement.

(c) The Registrant notes that each portfolio manager of Growth Fund has the title of “portfolio manager.”  Additionally, the Registrant has revised the “Management – Portfolio managers” section regarding Growth Fund as follows:

LMGAA “Completion Portfolio”: Steven D. Bleiberg, Y. Wayne Lin and Andrew D. Purdy have been portfolio managers of the fund ~~of the “completion portfolio” portion of the fund managed by LMGAA~~ since inception.

Barrett Associates Large Cap Growth strategy: E. Wells Beck and Robert J. Milnamow have been portfolio managers of the fund ~~of the portion of the fund managed by Barrett Associates in its Large Cap Growth strategy~~ since inception.

ClearBridge Aggressive Growth strategy: Richard Freeman and Evan Bauman have been portfolio managers of the fund ~~of the portion of the fund managed by ClearBridge in its Aggressive Growth strategy~~ since inception.

ClearBridge Large Cap Growth strategy: Scott Glasser and Peter Bourbeau have been portfolio managers of the fund ~~of the portion of the fund~~

November 30, 2009

~~managed by ClearBridge in its Large Cap Growth strategy~~ since inception.

The Registrant notes that each portfolio manager of Value Fund has the title of “portfolio manager.”  Additionally, the Registrant has revised the “Management – Portfolio managers” section regarding Value Fund as follows:

LMGAA “Completion Portfolio”: Steven D. Bleiberg, Y. Wayne Lin and Andrew D. Purdy have been portfolio managers of the fund ~~of the “completion portfolio” portion of the fund managed by LMGAA~~ since inception.

Brandywine Global Investment Management Dynamic Large Cap Value Equity strategy: Henry F. Otto, Steven M. Tonkovich and Michael J. Fleisher have been portfolio managers of the fund ~~of the portion of the fund managed by Brandywine Global in its Dynamic Large Cap Value Equity strategy~~ since inception.

Brandywine Global Investment Management Fundamental Large Cap Value Equity strategy: Paul R. Lesutis, CFA, Earl J. Gaskins, Patrick S. Kaser, CFA, and James J. Clarke have been portfolio managers of the fund ~~of the portion of the fund managed by Brandywine Global in its Fundamental Large Cap Value Equity strategy~~ since inception.

ClearBridge Large Cap Value strategy: Dmitry Khaykin and Robert Feitler, Jr. have been portfolio managers of the fund ~~of the portion of the fund managed by ClearBridge in its Large Cap Value strategy~~ since inception.

Statement of Additional Information (“SAI”)

20.	Comment: (a) Please clarify which investment strategies are principal and which are not. (b) Also, please state what senior securities issuances may be permitted under the 1940 Act.

Response: (a) No change has been made with respect to this comment. All principal investment strategies are disclosed in the relevant Fund’s prospectus.

(b) The Registrant has added the following disclosure to each SAI:

November 30, 2009

With respect to the fundamental policy relating to issuing senior securities set forth in (4) above, “senior securities” are defined as fund obligations that have a priority over [a/the] fund’s shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act prohibits [a/the] fund from issuing senior securities except that [a/the] fund may borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose. [Each/The] fund may also borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities. The issuance of senior securities by a fund can increase the speculative character of the fund’s outstanding shares through leveraging. Leveraging of [a/the] fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund’s net assets remain the same, the total risk to investors is increased to the extent of the fund’s gross assets. The policy in (4) above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

20a.	Comment: Please add the phrase “or group of industries” after “in any one industry.”

Response: The Registrant has revised each fund’s fundamental policy regarding concentration as follows:

Concentration:  The fund may not make any investment if, as a result, the fund’s investments will be concentrated (as that term may be defined or interpreted by the 1940 Act Laws, Interpretations and Exemptions) in ~~any~~ a particular ~~one~~ industry or group of industries.  This restriction does not limit the fund’s investment in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements with respect thereto, or securities of municipal issuers.

20b.	Comment: Please clarify whether each fund is diversified or non-diversified.

Response:  No change has been made with respect to this comment.  The Registrant notes that the Growth Fund and Value Fund SAI states the following “Description of the Funds”: “Legg Mason Manager Select Large Cap Growth Fund (“Large Cap Growth”) and Legg Mason Manager Select Large Cap Value Fund (“Large Cap Value”) (each, a “fund”) are separate diversified series of the Trust.”  Further, the Registrant notes that the Bond Fund SAI states the following in “Description of the Fund”: “Legg Mason

November 30, 2009

International Opportunities Bond Fund (the “fund”) is a separate non-diversified series of the Trust.”

General Comments

21.
Comment: We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Response: The PEA will be a complete filing. The Registrant acknowledges that the SEC staff may have additonal comments on the PEA.

22.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Registrant does not expect to submit an exemptive application or no-action request in connection with the registration statement.

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9405, Ndenisarya Bregasi at (202) 778-9021 or Arthur Delibert at (202) 778-9042.

Sincerely,

/s/ Michelle Y. Mesack

Michelle Y. Mesack